ALLIED GOLD LIMITED

28 March 2008

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

CONFIRMATION OF RESOLUTIONS PASSED AT GENERAL MEETING

Allied Gold Limited advises that all of the resolutions put to the general meeting of shareholders held today were passed on a show of hands. No other resolutions were put to the meeting.

In accordance with section 251AA of the Corporations Act 2001, we advise that proxy votes were received as follows:

		For	Against	Abstain	Proxy Holder Discretion
Resolution 1	Ratification of Prior Issue of Securities	174,215,807	672,256	33,457	902,799
Resolution 2	Re-election of a Director – Richard Johnson	174,612,944	292,861	35,715	1,248,636
Resolution 3	Issue of Director Options to Richard Johnson	158,484,933	3,064,521	13,362,166	910,399
Resolution 4	Issue of Director Options to Mark Caruso	137,881,921	22,573,608	13,372,566	910,399

Yours faithfully

Peter Torre
Company Secretary

ACN 104 855 067
Unit 14, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au